Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                     Re:  Anacomp, Inc.'s Solicitation/Recommendation Statement

Dear Sirs:

     Pursuant to Section 14(d)(4) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Anacomp, Inc. (the "Company"), an Indiana corporation, encloses its Solicitation/Recommendation Statement in response to the Schedule 14(d)(1) filed by Questor Partners Fund, L.P. on April 19, 1996. The Company's Exchange Act filing number is 1-8328.

     Please direct any questions or comments to me at (212) 504-6754 or Richard Knaub at (212) 504-6027.

                                                Very truly yours,




                                                /s/ Derek E. McNulty, Esq.

cc: George C. Gaskin, Esq.
     Michael C. Ryan, Esq.